Exhibit 1

HARVEST OPERATIONS REPORTS Q1 2017 RESULTS

CALGARY, ALBERTA – MAY 10, 2017: Harvest Operations Corp. (“Harvest” or the “Company”) announced its financial and operating results for the first quarter ended March 31, 2017.
This press release is an overview of the first quarter results for 2017 and should be read with the unaudited condensed interim consolidated financial statements and Management’s Discussion and Analysis (MD&A) for the first quarter ended March 31, 2017 available on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.
All financial data has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board except where otherwise noted. All figures reported herein are in Canadian dollars unless otherwise stated.

Q1 2017 HIGHLIGHTS:
Conventional
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Petroleum and natural gas sales for the quarter increased by $15.4 million when compared to the same period in 2016. The increase was primarily due to increased commodity prices, partially offset by lower production volumes.

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Sales volumes of 27,226 barrels of oil equivalent per day (“boe/d”) for the quarter represented a decrease of 9,760 boe/d compared to the same period in 2016. This decrease was primarily due to temporarily shut-in uneconomic wells, natural declines and dispositions of certain producing properties during 2016, which were partially offset by production resulting from new wells drilled and completed over the fourth quarter of 2016, and first quarter of 2017.

•
Harvest’s share of Deep Basin Partnership (“DBP”) volumes for the three months ended March 31, 2017 increased 1,203 boe/d to 5,892 boe/d when compared to the same period in 2016. The increase was due to DBP’s successful drilling program in the fourth quarter of 2016 with the addition of three new wells that began producing in the first quarter of 2017.

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Operating losses for the quarter were $17.0 million (2016: $95.3 million). The decrease in operating loss from the same period in 2016 was primarily due to higher revenues, lower depreciation, depletion and amortization expenses, general and administrative costs, loss from joint ventures, and operating expenses partially offset by increased royalties.

•
Capital asset additions of $19.6 million for the first quarter of 2017 were mainly related to drilling, completion, well equipment, pipelines and facilities. Four gross wells (2.1 net) were rig-released during the first three months of 2017.

•
Operating netback prior to hedging per boe for the first quarter of 2017 was $14.61 per boe, an increase of $9.76 per boe from the same period in 2016. The year to date increase was mainly due to higher realized prices, which was partially offset by higher operating expenses, royalties, and transportation and marketing expenses per boe.

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Cash contributions from Harvest’s Conventional operations for the first quarter of 2017 was $27.2 million (2016: $0.8 million). The first quarter increase in cash contributions is primarily due to higher revenues, and lower operating costs and general and administrative charges.

Oil Sands
•	Pre-operating losses for Q1 2017 were $3.5 million (2016: $4.5 million). The 2016 pre-operating losses were mainly due to pre-operating and general and administrative expenses.
•
The central processing facility ("CPF") was substantially completed in early 2015, but completion of sanctioning and commissioning activities was subsequently postponed due to the bitumen price environment. During 2017, Harvest plans to complete sanctioning and re-commence commissioning activities.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 2 of 4	May 10, 2017

Corporate
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On February 17, 2017, Harvest entered an agreement with a Korean based bank that allowed Harvest to borrow $500 million through a three year fixed rate term loan. The proceeds from the term loan were used to repay credit facility borrowings. In addition, on February 24, 2017, Harvest entered into a new three year $500 million revolving credit facility with a syndicate of banks that replaced the Company's $1 billion revolving credit facility. Both the term loan and new syndicated revolving credit facility are guaranteed by KNOC. The new syndicated revolving credit facility is secured by a first floating charge over all of the assets of Harvest and its material subsidiaries and contains no financial covenants.

•
The strengthening of the Canadian dollar against the U.S. dollar during the first three months of 2017 resulted in a net unrealized foreign exchange gain of $13.7 million (2016: $118.7 million). Unrealized foreign exchange gains and losses resulted primarily due to the translation of U.S. dollar denominated debt (including related party loans) into Canadian dollars. For the three months ended 2017, the total effect of currency fluctuations on unrealized foreign exchange was reduced by a lower period over period fluctuation in foreign exchange rates, as well as lower levels of U.S. dollar denominated debt as a result of the conversion of all related party debt into equity on December 22, 2016, and the reduction in principal balance of senior notes resulting from a 6⅞% senior notes debt exchange transaction during 2016.

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The credit facility net movement during the first quarter of 2017 was a $482.0 million net repayment (2016: $33.0 million net repayment). At March 31, 2017, Harvest had $412.5 million drawn under its $500 million credit facility (December 31, 2016: $893.5 million under its $1 billion credit facility). The net repayment on the credit facility was made with funds drawn from the term facility which had a $500 million balance at March 31, 2017 (December 31, 2016: $nil). Harvest's net movement of the two facilities combined was $17.2 million net borrowing for the first quarter of 2017.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 3 of 4	May 10, 2017

FINANCIAL & OPERATING HIGHLIGHTS:

	Three Months Ended March 31
	2017	2016
Conventional
Petroleum and natural gas sales	85.6	70.2
Daily sales volumes (boe/d)(1)	27,226	36,986
Deep Basin Partnership
Daily sales volumes (boe/d)	7,141	5,720
Harvest's share of daily sales
volumes (boe/d) (3)	5,892	4,689
Average realized price(2)
Oil and NGLs ($/bbl)	47.68	27.53
Gas ($/mcf)	2.96	1.72
Operating netback prior to hedging($/boe)(3)	14.61	4.85
Operating loss(3)	(17.0)	(95.3)
Cash contribution from operations(3)	27.2	0.8

Capital asset additions (excluding acquisitions)	19.6	2.1
Property dispositions, net	—	(4.5)
Net wells drilled	2.1	0.3

Oil Sands
Capital asset additions	0.2	0.1
Pre-operating loss(3)	(3.5)	(4.5)

NET LOSS	(30.7)	(13.1)
(1) Excludes volumes from Harvest’s equity investment in the Deep Basin Partnership.
(2) Excludes the effect of derivative contracts designated as hedges.
(3) This is a non-GAAP measure; please refer to “Non-GAAP Measures” in this MD&A.

CONFERENCE CALL
Harvest will hold a conference call to discuss our first quarter 2017 results on Thursday, May 11, 2017 at 9:00 a.m. Mountain Time (11:00 a.m. Eastern Time).
To access the conference call dial 1-866-273-9672 (international callers) or 1-416-340-2218 (Toronto local) a few minutes prior to start and request the Harvest Operations conference call. The call will be available for replay by dialing 1-800-408-3053 and entering the passcode 7379749. The replay will be available up to and including May 18, 2017.

HARVEST CORPORATE PROFILE
Harvest is a wholly-owned, subsidiary of Korea National Oil Corporation ("KNOC"). Harvest is a significant operator in Canada's energy industry offering stakeholders exposure to exploration, development and production of crude oil and natural gas (Upstream) and an oil sands project under construction and development in northern Alberta (BlackGold).
KNOC is a state owned oil and gas company engaged in the exploration and production of oil and gas along with storing petroleum resources.  KNOC will fully establish itself as a global government-run petroleum company by applying ethical, sustainable and environment-friendly management and by taking corporate social responsibility seriously at all times. For more information on KNOC, please visit their website at www.knoc.co.kr/ENG/main.jsp.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 4 of 4	May 10, 2017

ADVISORY
Certain information in this press release constitute “forward-looking statements” which involve known and unknown risks, uncertainties and other factor that may cause actual results to be materially different from future results, performance or achievements expressed or implied by such statements. Words such as “expects”, "anticipates", "projects", "intends", "plans", "will", "believes", "seeks", "estimates", "should", "may", "could", and variations of such words and similar expressions are intended to identify such forward-looking statements.
Readers are cautioned that the forward-looking information may not be appropriate for other purposes and the actual results may differ materially from those anticipated. Although management believes that the forward-looking information is reasonable based on information available on the date such forward-looking statements were made, no assurances can be given as to future results, levels of activity and achievements.  Therefore, readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Although we consider such information reasonable at the time of preparation, it may prove to be incorrect and actual results may differ materially from those anticipated. Harvest assumes no obligation to update forward-looking statements should circumstances, estimates or opinions change, except as required by law. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

FOR FURTHER INFORMATION PLEASE CONTACT:
Harvest Operations Corp.
INVESTOR & MEDIA CONTACT:
Greg Foofat, Investor Relations and Corporate Communications
Harvest Operations Corp.
Toll Free Investor Mailbox: (866) 666-1178
Email: information@harvestenergy.ca
Website: www.harvestenergy.ca